UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
July 9, 2008
Harmony Gold Mining Company Limited
Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑       Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No ☑

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: July 9, 2008
Harmony Gold Mining Company Limited
By: /s/ Graham Briggs
Name: Graham Briggs

Title: Chief Executive Officer

HARMONY AND MONARCH RENEGOTIATE SALE
Johannesburg. Tuesday 8 July 2008. We refer to our second quarter results released on SENS on 15 February 2008, wherein we advised that Harmony Gold Mining Company Limited (“Harmony”: JSE/HAR) signed a sales contract (“contract”) with Australian-based junior miner Monarch Gold Mining Company (“Monarch”: ASX/DIFX:MON) for the sale of Harmony’s Mount Magnet (“Mt Magnet”) operations for A$65 million.
The Mt Magnet asset package includes Hill 50, Great Fingall, St George, Star and Big Bell mines, which comprises a resource inventory of 2.7Moz of gold, tenements covering about 62,000 hectares and 166 exploration licence blocks, along with a 2.7Mt a year capacity plant.
One of the conditions precedent of the sale was the successful capital raising of A$35 million by Monarch to finance the cash component of the deal by 30 June 2008. The prevailing unfavourable financial market conditions worldwide have made it difficult for Monarch to raise the required funds. Consequently, Monarch has requested an extension of four months to satisfy all the conditions precedent.
Harmony and Monarch have renegotiated the terms of the sale. Previously consideration for the transaction, as specified in the contract, was structured as follows:

Cash	A$30 million
Shares	A$20 million
Convertible Note	A$15 million
Total	A$65 million
The proposed restructured consideration and the revised terms which require the approval of Monarch shareholders are as follows:

Cash (paid to date)	A$5 million
Cash	A$10 million
Deferred Cash	A$10 million
Shares	A$25 million
Convertible Note	A$15 million
Total	A$65 million
Monarch shareholders will consider the proposed restructured consideration and the revised terms at the end of August 2008.
The immediate cash requirement has been reduced by A$15 million and a deferred payment of A$10 million (payable on the earlier of, production of 50,000oz or the third anniversary of the closing date) and an increase in the share allocation of A$5 million (equivalent).
Graham Briggs, chief executive officer of Harmony says, “We believe the restructured consideration will allow Monarch to complete the transaction and allow them to focus on the redevelopment of the Mt Magnet asset.”
ends.
Issued by Harmony Gold Mining Company Limited
8 July 2008
For more details contact:
Graham Briggs
Chief Executive Officer
on +27(0)11 411 2012
or
Amelia Soares
General Manager,
Investor Relations
on +27 11 411 2314 or
+27 (0)82 654 9241
Corporate Office:
Randfontein Gold Mine
P O Box 1
Randfontein
South Africa 1796
T +27 (11) 411 2000
For the comprehensive
set of results please visit
www.harmony.co.za

JSE:	HAR
NYSE:	HMY
NASDAQ:	HMY
ISIN No.:	ZAE000015228